[BCSB Bancorp, Inc. Letterhead]

January 18, 2008

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bancorp
Request to Withdraw Registration Statement on Form S-1
File No. 333-141572

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-141572), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 26, 2007, and became effective on August 24, 2007.

The Registrant has been unable to complete the offering covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement, and all funds have been returned to subscribers.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at BCSB Bancorp, Inc., 4111 E. Joppa Road, Baltimore, Maryland 21236, with a copy to the Registrant’s counsel, Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, NW, Washington, DC 20016, Attention: Joel E. Rappoport, Esq. If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Rappoport at 202.362.0840.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

BCSB Bancorp, Inc.

By:	/s/ Joseph J. Bouffard
Joseph J. Bouffard President and Chief Executive Officer

cc: David Lyon, SEC